FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_]Check this box if no longer subject to                  OMB APPROVAL
Section 16. Form 4 or Form 5 obligations may               OMB Number: 3235-0287
continue. See Instruction 1(b).                        Expires: January 31, 2005
                            Estimated average burden Act of response...0.5 hours

Filed pursuant to Section 16(a) of the Securities Exchange 1934, Section 17(a) of the Public Utility Holding per Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


1. Name and Address     2. Issuer Name and Ticker       6. Relationship of Reporting Person(s)
   of Reporting Person*    or Trading Symbol               to Issuer (Check all applicable)

Brown, Carolyn Scott      L.L. Brown International, Inc.   [X] Director       [_] 10% Owner
                          (LLBR)                           [X] Officer        [_] Other
(Last)(First)(Middle)                                   (give title below) (specify below)

                                                        President and Chairman
19435 68th Ave., South
Suite S-105
(Street)                3. I.R.S.                       4. Statement for Month/Day/Year
                        Identification
Kent, WA  98032         Number of Reporting                 02/14/03
(City)(State)(Zip)      Person, if an entity
                        (voluntary)

5. If Amendment,        7. Individual or Joint/Group Filing
Date of Original        (Check ApplicableLine)
(Month/Day/Year)        [X] Form filed by One Reporting Person
                        [_] Form filed by More than One Reporting Person

Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-    2A. Deemed    3. Trans-   4. Securities Acquired   5. Amount of      6. Owner-    7. Nature of
Security       action       Execution     action Code (A) or Disposed of (D)   Securities        ship Form:   Indirect
(Instr. 3)     Date         Date,         (Instr. 8)  (Instr. 3, 4 & 5)        Beneficially      Direct (D)   Beneficial
               (Month/ Day/ if any                                             Owned Follow-     or Indirect  Ownership
               Year)        (Month/Day/                                        ing Reported      (I)          (Instr. 4)
                            Year)                                              Transactions(s)   (Instr. 4)
                                                                               (Instr. 3 & 4)
                                           Code    V    Amount   (A)   Price
                                                                 or
                                                                 (D)
Common Shares   02/14/03                    J          4,334,500  D     $500   975,000             D            N/A
$0.001 par
value
Common Shares   02/14/03                    J          4,334,500  D     $500   975,000             I            Owned by
$0.001 par                                                                                                      husband
value                                                                                                           Lester Brown


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

**If the  form is filed by more  than  one  reporting  person,  see  Instruction
4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title   2.         3.      3A.       4.      5. Number  6. Date Exercisable 7. Title    8. Price
of         Conver-    Trans-  Deemed    Trans-  of         and Expiration      and Amount  of
Derivative sion or    action  Execution action  Derivative Date                of          Derivative
Security   Exercise   Date    Date,     Code    Securities (Month/Day/         Underlying  Security
(Instr. 3) Price of   (Month/ if any    (Instr. Acquired   Year)               Securities  (Instr.
           Derivative Day/    (Month/   8)      (A) or                         (Instr. 3 &  5)
           Security   Year)   Day/              Disposed                       4)
                              Year)             of (D)
                                                (Instr.
                                                3, 4 & 5)

                                        Code V  (A)(D)     Date Exerciable     Title       Amount
                                                           Experation Date                 or
                                                                                           Number
                                                                                           of Shares

9. Number of           10. Derivative   11. Nature of
   Ownership               Securities       Indirect
Beneficially               Form of          Beneficial
Owned Following            Derivative       Ownership
Reported                   Security:        (Instr. 4)
Transaction(s)             (Instr. 4)       Direct (D) or
                                            Indirect (I)



Explanation of Responses:

On February 14, 2003, L.L. Brown International, Inc. (the "Company"), a Nevada corporation, Carolyn Scott Brown and Lester Brown (collectively "Brown"), L.L. Brown & Associates, Inc., a Washington corporation ("LLBA"), Terra Block Consolidated, Inc., a Nevada corporation ("TBCI") and the individual holders of the outstanding capital stock of TBCI (the "Holders") consummated a reverse acquisition (the "Reorganization") pursuant to a certain Share Exchange Agreement ("Agreement") of such date. Pursuant to the Agreement, TBCI and the Holders tendered to the Company all issued and outstanding shares of common stock of TBCI in exchange for 8,386,197 shares of common stock of the Company. In addition, TBCI and the Holders tendered $1,000 to Brown for 5,000,000 shares of the common stock of the Company owned by Brown and $49,000 to LLBA for its assumption of the contracts, debts, obligations and liabilities of the Company (other than fees for legal services rendered) and the spinoff of LLBA. The Reorganization is being accounted for as a reverse acquisition. Also as part of the Agreement, Brown executed options to purchase 3,669,000 of their remaining shares to various individuals. To date, 1,819,000 shares have been transferred as a result of exercised options.


 By:  /s/ Carolyn Scott Brown                           02/14/2003
 --------------------------------                       ------------
 **Signature of Reporting Person                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_]Check this box if no longer subject to                  OMB APPROVAL
Section 16. Form 4 or Form 5 obligations may               OMB Number: 3235-0287
continue. See Instruction 1(b).                        Expires: January 31, 2005
                            Estimated average burden Act of response...0.5 hours

Filed pursuant to Section 16(a) of the Securities Exchange 1934, Section 17(a) of the Public Utility Holding per Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


1. Name and Address     2. Issuer Name and Ticker       6. Relationship of Reporting Person(s)
   of Reporting Person*    or Trading Symbol               to Issuer (Check all applicable)

Brown, Carolyn Scott      L.L. Brown International, Inc.   [X] Director       [_] 10% Owner
                          (LLBR)                           [X] Officer        [_] Other
(Last)(First)(Middle)                                   (give title below) (specify below)

                                                        Vice-President
19435 68th Ave., South
Suite S-105
(Street)                3. I.R.S.                       4. Statement for Month/Day/Year
                        Identification
Kent, WA  98032         Number of Reporting                 02/14/03
(City)(State)(Zip)      Person, if an entity
                        (voluntary)

5. If Amendment,        7. Individual or Joint/Group Filing
Date of Original        (Check ApplicableLine)
(Month/Day/Year)        [X] Form filed by One Reporting Person
                        [_] Form filed by More than One Reporting Person

Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-    2A. Deemed    3. Trans-   4. Securities Acquired   5. Amount of      6. Owner-    7. Nature of
Security       action       Execution     action Code (A) or Disposed of (D)   Securities        ship Form:   Indirect
(Instr. 3)     Date         Date,         (Instr. 8)  (Instr. 3, 4 & 5)        Beneficially      Direct (D)   Beneficial
               (Month/ Day/ if any                                             Owned Follow-     or Indirect  Ownership
               Year)        (Month/Day/                                        ing Reported      (I)          (Instr. 4)
                            Year)                                              Transactions(s)   (Instr. 4)
                                                                               (Instr. 3 & 4)
                                           Code    V    Amount   (A)   Price
                                                                 or
                                                                 (D)
Common Shares   02/14/03                    J          4,334,500  D    $500    975,000             D            N/A
$0.001 par
value
Common Shares   02/14/03                    J          4,334,500  D    $500    975,000             I            Owned by
$0.001 par                                                                                                      wife
value                                                                                                           Carolyn Scott Brown


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

**If the  form is filed by more  than  one  reporting  person,  see  Instruction
4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title   2.         3.      3A.       4.      5. Number  6. Date Exercisable 7. Title    8. Price
of         Conver-    Trans-  Deemed    Trans-  of         and Expiration      and Amount  of
Derivative sion or    action  Execution action  Derivative Date                of          Derivative
Security   Exercise   Date    Date,     Code    Securities (Month/Day/         Underlying  Security
(Instr. 3) Price of   (Month/ if any    (Instr. Acquired   Year)               Securities  (Instr.
           Derivative Day/    (Month/   8)      (A) or                         (Instr. 3 &  5)
           Security   Year)   Day/              Disposed                       4)
                              Year)             of (D)
                                                (Instr.
                                                3, 4 & 5)

                                        Code V  (A)(D)     Date Exerciable     Title       Amount
                                                           Experation Date                 or
                                                                                           Number
                                                                                           of Shares

9. Number of           10. Derivative   11. Nature of
   Ownership               Securities       Indirect
Beneficially               Form of          Beneficial
Owned Following            Derivative       Ownership
Reported                   Security:        (Instr. 4)
Transaction(s)             (Instr. 4)       Direct (D) or
                                            Indirect (I)



Explanation of Responses:

On February 14, 2003, L.L. Brown International, Inc. (the "Company"), a Nevada corporation, Carolyn Scott Brown and Lester Brown (collectively "Brown"), L.L. Brown & Associates, Inc., a Washington corporation ("LLBA"), Terra Block Consolidated, Inc., a Nevada corporation ("TBCI") and the individual holders of the outstanding capital stock of TBCI (the "Holders") consummated a reverse acquisition (the "Reorganization") pursuant to a certain Share Exchange Agreement ("Agreement") of such date. Pursuant to the Agreement, TBCI and the Holders tendered to the Company all issued and outstanding shares of common stock of TBCI in exchange for 8,386,197 shares of common stock of the Company. In addition, TBCI and the Holders tendered $1,000 to Brown for 5,000,000 shares of the common stock of the Company owned by Brown and $49,000 to LLBA for its assumption of the contracts, debts, obligations and liabilities of the Company (other than fees for legal services rendered) and the spinoff of LLBA. The Reorganization is being accounted for as a reverse acquisition. Also as part of the Agreement, Brown executed options to purchase 3,669,000 of their remaining shares to various individuals. To date, 1,819,000 shares have been transferred as a result of exercised options.


 By:  /s/ Lester Brown                                  02/14/2003
 --------------------------------                       ------------
 **Signature of Reporting Person                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.